

Sahr Josiah-Faeduwor

Co-Owner at Bintimani

Providence, Rhode Island, United States · **Contact info**

25 connections

 Bintimani

West Virginia University

Experience



Co-Owner
Bintimani · Self-employed
Apr 2008 – Present · 13 yrs 7 mos
Providence, Rhode Island, United States

Co-owner of family-restaurant evicted from Boston and relocated to downtown Providence, RI, missioned on providing delicious West African cuisine to customers, while also serving as a shared space and launching pad for burgeoning chefs and entrepreneurs.

Education

West Virginia University

Licenses & certifications



BSEE, MSEE
West Virginia University



MAG, Master of Agriculture and Business
Clemson University



MS, Master of Science, Resource Management
West Virginia University

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Volunteer experience



Comprter Consultant and Business Manager
Boston